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[LOGO OF WILLKIE FARR & GALLAGHER LLP]

                                                   1875 K Street, NW
                                                   Washington, DC 20006-1238
                                                   Tel: 202 303 1000
                                                   Fax: 202 303 2000

VIA EDGAR
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October 19, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

     Re:  iShares MSCI Russia Capped Index Fund, Inc.
          File Nos. 333-167296 and 811-22421

Ladies and Gentlemen:

On behalf of the iShares MSCI Russia Capped Index Fund, Inc. (the
"Registrant"), we hereby transmit for filing with the Securities and Exchange Commission under the Securities Act of 1933 and the Investment Company Act of 1940, Pre-Effective Amendment No. 1 to its Registration Statement on Form N-1A.

The Registration Statement is being filed as a registration for a new registrant and includes a single series:

   iShares MSCI Russia Capped Index Fund (the "Fund").

The initial Registration Statement was filed on June 3, 2010. Included in the Registration Statement are audited financials that show compliance with
Section 14 of the Investment Company Act of 1940.

By separate letter, the Registrant is responding to comments given by the Staff in connection with its review of the Registration Statement.

Also by separate letter, the Registrant is requesting acceleration of the effective date to October 28, 2010.

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If you have any questions or comments, please call me at (202) 303-1138 or
Benjamin Haskin at (202) 303-1124.

Sincerely,

/s/ Ryan Leshaw

Ryan Leshaw


cc:  Andrew Josef, Esq.
     Benjamin J. Haskin, Esq.